03011541

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41972

SEC MAIL PROCESSING RECEIVED FEB 2 8 2003 WASH. D.C. 181 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chapman Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 E. 1st St. N Ste. 400
(No. and Street)

Wichita (City) Kansas (State) 67202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Relihan (316) 265-3331
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name - *if individual, state last, first, middle name*)

301 N. Main, Suite 1700 (Address) Wichita (City) Kansas (State) 67202 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael D. Relihan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapman Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Mich Relihan
Signature

President
President
Title

Denise K. Wickham
Notary Public

DENISE K. WICKHAM
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 10/24/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Chapman Securities, Inc.

In planning and performing our audit of the financial statements of Chapman Securities, Inc. (Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 7, 2003
Wichita, Kansas

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2002 AND 2001

WITH

INDEPENDENT AUDITORS' REPORT

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 13
Supplementary Information:	
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	14
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	15
Schedule 2 - Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5	16

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Chapman Securities, Inc.

We have audited the statements of financial condition of Chapman Securities, Inc. (a wholly-owned subsidiary of Chapman Holding, Inc.) as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chapman Securities, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 7, 2003

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 178,227	$ 180,371
Deposit with clearing organization	30,023	30,036
Certificates of deposit	112,994	55,648
Receivables:		
Current and former employees (net of allowance for doubtful accounts of $30,000 and $0)	204,552	229,267
Other	27,081	42,610
Prepaid expenses	3,287	--
Securities owned:		
Marketable, at market value; cost $647,227 and $-0-	610,580	--
Not readily marketable, at estimated fair value; cost $64,626	--	42,389
Furniture and equipment, net of accumulated depreciation of $205,851 and $172,145	67,089	100,795
	$ 1,233,833	$ 681,116

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Note payable, clearing broker	$ 651,867	$ 59,426
Accounts payable	53,222	37,782
Commissions and salaries payable	74,669	45,338
Deferred income tax payable	4,000	5,200
Other accrued expenses	18,739	32,761
	802,497	180,507
Stockholders' equity:		
Common stock, no par value; authorized 100,000 shares, issued and outstanding 10,000 shares	566,743	436,606
Retained (deficit) earnings	(135,407)	64,003
Total stockholders' equity	431,336	500,609
	$ 1,233,833	$ 681,116

The accompanying notes are an integral part of these financial statements.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commission income and trading profits	**$ 1,532,290**	$ 1,771,979
Underwriting profits	**221,479**	187,432
Interest income	**110,551**	81,474
Other	**42,115**	43,858
	1,906,435	2,084,743
Expenses:		
Commissions	**934,914**	996,844
Employee compensation and benefits	**330,257**	461,595
Communications	**45,918**	69,540
Occupancy and equipment rental	**307,927**	312,971
Clearing	**147,115**	135,945
Interest	**23,717**	20,492
Unrealized loss on investments	**47,031**	17,587
Other operating expense	**270,166**	216,613
	2,107,045	2,231,587
Net loss before taxes	**(200,610)**	(146,844)
Income tax benefit:		
Current	**--**	--
Deferred	**1,200**	1,400
Net loss	**$ (199,410)**	$ (145,444)

The accompanying notes are an integral part of these financial statements.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock			
	Number of Shares	Amount	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	10,000	$ 315,250	$ 209,447	$ 524,697
Return of capital to Parent		(12,500)		(12,500)
Contribution of capital by Parent		133,856		133,856
Net loss			(145,444)	(145,444)
Balance, December 31, 2001	10,000	436,606	64,003	500,609
Return of capital to Parent		**(19,863)**		**(19,863)**
Contribution of capital by Parent		**150,000**		**150,000**
Net loss			**(199,410)**	**(199,410)**
Balance, December 31, 2002	**10,000**	**$ 566,743**	**$ (135,407)**	**$ 431,336**

The accompanying notes are an integral part of these financial statements.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (199,410)	$ (145,444)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation and amortization	33,706	42,216
Unrealized loss on investments	47,031	17,587
Loss on disposal of equipment	--	1,290
Provision for bad debts	30,000	--
Deferred income taxes	(1,200)	(1,400)
Changes in operating assets and liabilities:		
Deposit with clearing broker	13	102
Receivables	10,244	(66,566)
Securities owned	(615,222)	670,261
Prepaid expenses	(3,287)	--
Accounts payable	15,440	26,259
Commissions and salaries payable	29,331	(55,678)
Other accrued expenses	(14,022)	(18,967)
Net cash (used in) provided by operating activities	(667,376)	469,660
Cash flows from investing activities:		
Net (investment in) proceeds from certificates of deposit	(57,346)	49,269
Purchase of furniture and equipment	--	(11,873)
Net cash (used in) provided by investing activities	(57,346)	37,396
Cash flows from financing activities:		
Net borrowings (payments) on note payable, clearing broker	592,441	(645,428)
Contributions of capital from Parent	150,000	133,856
Return of capital to Parent	(19,863)	(12,500)
Net cash provided by (used in) financing activities	722,578	(524,072)
Decrease in cash and cash equivalents	(2,144)	(17,016)
Cash and cash equivalents at beginning of year	180,371	197,387
Cash and cash equivalents at end of year	$ 178,227	$ 180,371

The accompanying notes are an integral part of these financial statements.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS OPERATIONS

Chapman Securities, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company is a wholly-owned subsidiary of Chapman Holding, Inc. (Parent). The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities to customers in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions are recorded on the trade date. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Securities Owned - Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. Amortization expense on assets acquired under capital leases is included with depreciation expense on owned assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - The Company files consolidated income tax returns with the Parent. Income taxes or benefits are allocated to the Company on the basis of its individual taxable income or loss. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of the assets and liabilities and their tax bases. Deferred tax assets are reduced by valuation allowances when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Reclassifications - Certain items on the 2001 financial statements have been reclassified to be consistent with the 2002 presentation.

(Continued)

3. RECEIVABLES, CURRENT AND FORMER EMPLOYEES

Receivables from current and former employees consist of advances on employee commissions. Management determines the allowance for doubtful accounts by regularly evaluating individual employee receivables and considering the employee's financial condition, credit history and current economic conditions. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

	2002	2001
Current employees	$ 181,212	$ 176,974
Former employees	53,340	52,293
	234,552	229,267
Allowance for doubtful accounts – former employee	(30,000)	--
	$ 204,552	$ 229,267

4. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a deposit with its clearing broker equal to the greater of $30,000 or 15% of municipal bonds owned. Maintenance requirements vary for other types of securities owned. Deposits at December 31, 2002 and 2001 were $30,023 and $30,036, respectively. The Company also had an inventory maintenance account included in cash with its clearing broker with balances of $159,041 and $106,080 at December 31, 2002 and 2001, respectively.

5. SECURITIES OWNED

Marketable, at Market Value - Marketable securities, consist of trading and investment securities at market values, as follows:

	2002	2001
Municipal bonds	$ 471,580	$ --
Equities	4,000	--
Corporate bonds	135,000	--
	$ 610,580	$ --

(Continued)

5. SECURITIES OWNED (CONTINUED)

All the municipal bonds pertain to Kansas issues. At December 31, 2002, the Company held one municipal bond issue that constituted 85% of the municipal bonds in the securities owned, marketable.

Not Readily Marketable, at Estimated Fair Value - Securities not readily marketable include investment securities: (a) for when there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to securities or to the Company.

At December 31, these securities at estimated fair values consist of the following:

	2002	2001
Municipal bonds	$ --	$ 37,189
Equities	--	5,200
	$ --	$ 42,389

All the municipal bonds pertain to Kansas issues. At December 31, 2001, the Company held one municipal bond that constituted 100% of the municipal bonds in the securities owned, not readily marketable.

6. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2002	2001	Useful Lives
Furniture and equipment	$ 272,940	$ 272,940	5 to 10 years
Less accumulated depreciation	205,851	172,145	
	$ 67,089	$ 100,795	

Depreciation and amortization charged to income was $33,706 and $42,216 in 2002 and 2001, respectively.

(Continued)

7. NOTE PAYABLE, CLEARING BROKER

The Company's inventory is financed through Southwest Securities, Inc., the Company's clearing broker. At December 31, 2002, the note was secured by municipal bonds and a corporate bond with market values of $606,580. The note is due as the respective secured inventory is sold. Interest expense on inventory items is calculated daily on the inventory settlement date balance at slightly above the broker call money rate (4.8% at December 31, 2002). Interest paid was $23,717 and $20,492 for 2002 and 2001, respectively. There were amounts payable of $651,867 and $59,426 to the clearing broker at December 31, 2002 and 2001, respectively.

8. LEASES

The Company leases offices in Wichita and Kansas City, Kansas, under agreements classified as operating leases. The Wichita office is leased from a party related by common ownership and requires monthly payments of $14,500, expiring in 2003. The Kansas City office lease agreement requires monthly base rent payments of $6,186 plus operating costs and expires in May 2006. The Company also leases certain office equipment under an operating lease.

Future minimum lease payments under the above agreements are due as follows:

2003	$ 249,243
2004	249,546
2005	90,890
2006	29,176
	$ 618,855

Rental expense for items under lease agreements was $252,037 and $241,060 in 2002 and 2001, respectively.

9. INCOME TAX

Net deferred tax liabilities consist of the following components as of December 31, 2002 and 2001:

	2002	2001
Deferred tax assets:		
Net operating loss and contributions carryforwards	$ 50,000	$ 30,400
Less: Valuation allowance	(50,000)	(30,400)
	--	--
Deferred tax liabilities:		
Depreciation	(4,000)	(5,200)
	$ (4,000)	$ (5,200)

The Company recorded a valuation allowance of $50,000 and $30,400 on the deferred tax assets at December 31, 2002 and 2001, respectively, to reduce the total to an amount management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Contribution carryforwards for tax purposes as of December 31, 2002 will expire in 2018 through 2022.

The provision for income taxes charged to income for the years ended December 31, 2002 and 2001 consists of the following:

	2002	2001
Current tax expense	$ --	$ --
Deferred tax benefit	(1,200)	(1,400)
	$ (1,200)	$ (1,400)

The income tax provision differs from the amount of "expected" income tax determined by applying the U.S. federal income tax rate (34%) to pretax income for the years ended December 31, 2002 and 2001, primarily due to the change in valuation allowance.

10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company can contribute a discretionary amount. The Company did not make any contributions in 2002 or 2001.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $128,473 and $100,000. The Company's aggregate indebtedness to net capital ratio was .97 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $141,159 and $100,000. The Company's aggregate indebtedness to net capital ratio was .82 to 1.

12. OFF-BALANCE SHEET RISK

The Company's commission revenue results from customer transactions introduced solely through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions, due to the possibility that such customers may be unable to fulfill their contractual commitments, wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring the credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

13. UNCERTAINTIES AND ESTIMATES RELATED TO LIQUIDITY

The Company reported net losses of $199,410 and $145,444 for the years ended December 31, 2002 and 2001, respectively. As indicated in the statements of cash flows, approximately $130,000 and $121,000 of the liquidity requirements were met by net contributed capital from the Parent for the years ended December 31, 2002 and 2001, respectively.

13. UNCERTAINTIES AND ESTIMATES RELATED TO LIQUIDITY (CONTINUED)

At December 31, 2002, the Company had approximately $160,000 of cash and other liquid assets in excess of liabilities. Management intends to further reduce operating expenses during 2003. Based on its analysis of operations, and in connection with its annual budgeting process, management estimates the Company will generate sufficient cash flow from operations to enable the Company to meet its financial obligations in 2003 as they come due. In the event operations do not generate sufficient cash flow, management intends to raise additional capital from outside investors or lendors.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Chapman Securities, Inc.

We have audited the accompanying financial statements of Chapman Securities, Inc. (a wholly-owned subsidiary of Chapman Holding, Inc.) as of and for the years ended December 31, 2002 and 2001 and have issued our report thereon dated February 7, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 7, 2003
Wichita, Kansas

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

Years Ended December 31, 2002 and 2001

	2002	2001
Aggregate indebtedness:		
Accounts payable and other accrued expenses	$ 71,961	$ 70,543
Commissions and salaries payable	52,059	45,338
Total aggregate indebtedness	$ 124,020	$ 115,881
Net capital:		
Credit items:		
Common stock	$ 566,743	$ 436,606
Retained (deficit) earnings	(135,407)	64,003
Total credit items	431,336	500,609
Deductions and charges:		
Receivables from employees	181,942	229,267
Other receivables	2,352	24,188
Furniture and equipment, at cost, less accumulated depreciation	67,089	100,795
Prepaid expenses and other	3,287	--
Haircuts on securities owned	48,193	5,200
Total deductions and charges	302,863	359,450
Net capital	$ 128,473	$ 141,159
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for nonclearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	28,473	41,159
	$ 128,473	$ 141,159
Ratio of aggregate indebtedness to net capital	.97 to 1	.82 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2002 and 2001.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

Years Ended December 31, 2002 and 2001

	2002	2001
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2002 and 2001	$ 83,086	$ 112,890
Year-end audit adjustments:		
Commissions payable	67,585	--
Receivables, employees	(22,610)	--
Other accrued expenses	(4,041)	2,991
Aggregate indebtedness as computed on Schedule 1	$ 124,020	$ 115,881
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2002 and 2001	$ 154,483	$ 140,433
Year-end audit adjustments to net income	(87,744)	726
Increase in allowable assets:		
Receivables, other (interest)	11,145	--
Receivables, employees (net of commissions payable)	45,885	--
Marketable securities	5,200	--
Adjustments to haircuts	(496)	--
Net capital as computed on Schedule 1	$ 128,473	$ 141,159